UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2022

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (Registration No. 333-233069, 333-221462, 333-260974 and 333-262820) of ObsEva SA (or the “Company,” “we,” “our” or “us”) (including any prospectuses forming a part of such registration statements) and the registration statements on Form S-8 (Registration No. 333-249457, 333-231629, 333-216170 and 333-263234) of ObsEva SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RISK FACTORS

The matters discussed in this Report on Form 6-K include forward-looking statements that involve risks or uncertainties. These statements are neither promises nor guarantees, but are based on various assumptions by management regarding future circumstances, over many of which the Company has little or no control. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, also may affect its business, financial condition and/or future operating results. A number of important risks and uncertainties, including those identified in the risk factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”), filed with the Securities and Exchange Commission on March 10, 2022, which are incorporated herein, could cause the Company’s actual results to differ materially from those in these forward-looking statements. Other than the factors set forth below, there are no material changes to the risk factors previously disclosed in the Annual Report.

The availability or incurrence of debt may impact our financial position and may subject us to additional financial and operating restrictions.

In October 2021, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain funds and accounts managed by JGB Management Inc. (“JGB”), which is structured to provide up to $135 million in borrowing capacity, available in nine tranches through the issuance of convertible notes (the “Notes”) to JGB, together with warrants to purchase our common shares in an amount equal to 20% of the funded amount for such tranche. In January 2022, we amended the Securities Purchase Agreement with respect to certain terms and conditions for the second tranche under the Securities Purchase Agreement, and accelerated the issuance of the second tranche, among other changes. The availability of each of the seven remaining tranches is subject to our meeting certain conditions, including, among others, that our volume-weighted average price is not below $3.00 per share for five or more trading days during the 30 days prior to a tranche funding date (the “Minimum Stock Price Condition”) and that our shareholders approve, for purposes of complying with Nasdaq listing rules, the issuance of shares upon conversion of the Notes or exercise of the warrants issued under the Securities Purchase Agreement (the “Shareholder Approval Condition”). The second tranche was funded on January 28, 2022 and, subject to our meeting the Minimum Stock Price Condition, the Shareholder Approval Condition and other funding conditions, the third tranche would be funded in May 2022 and each subsequent tranche 90 days after the preceding tranche. Our annual general meeting at which our shareholders will vote for purposes of satisfying the Shareholder Approval Condition is expected to be held on May 18, 2022.  However, even if we satisfy the Shareholder Approval Condition, as of May 17, 2022, we have not met the Minimum Stock Price Condition for the third tranche; as a result, the third tranche and each subsequent tranche thereafter will not be available unless JGB waives the Minimum Stock Price Condition.

Our overall leverage and certain covenants and obligations contained in the related documentation could adversely affect our financial health and business and future operations by, among other things:

•	making it more difficult to satisfy our obligations, including under the terms of the Securities Purchase Agreement and the Notes;

•limiting our ability to refinance our debt on terms acceptable to us or at all;

•	limiting our flexibility to plan for and adjust to changing business and market conditions and increasing our vulnerability to general adverse economic and industry conditions;

•limiting our ability to use our available cash flow to fund future acquisitions and to make dividend payments; and

•	limiting our ability to obtain additional financing for working capital, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity.

In addition, the Securities Purchase Agreement is secured by an account control agreement in favor of JGB, and we are obligated to maintain a minimum cash amount of $25 million in such deposit account, subject to additional incremental increases totaling $27.0 million in aggregate depending on the amount of debt outstanding under the Securities Purchase Agreement. Our obligations under the Notes are guaranteed by all of our subsidiaries pursuant to a corporate guaranty agreement entered into in connection with the

Securities Purchase Agreement. Upon the occurrence and during the continuance of an event of default under the Notes, JGB may declare all outstanding principal and accrued and unpaid interest under the Notes immediately due and payable and exercise the other rights and remedies provided for under the Notes, the Securities Purchase Agreement and related transaction documents.

Our recurring losses, negative cash flows and significant accumulated deficit have raised substantial doubt regarding our ability to continue as a going concern.

We have incurred recurring losses since inception, including net losses of $58.4 million for the year ended December 31, 2021 and net losses of $11.8 million for the three months ended March 31, 2022. As of March 31, 2022, we have accumulated losses of $479.6 million, of which $30.6 million were offset with share premium. We expect to continue to generate operating losses for the foreseeable future. As of March 31, 2022, we had cash and cash equivalents of $57.6 million. We have prepared our consolidated financial statements assuming that we will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. In October 2021, we entered into the Securities Purchase Agreement with JGB. The Securities Purchase Agreement is structured to provide $135 million in borrowing capacity, available in nine tranches, with the first tranche funded at the initial closing in October 2021 and the second tranche funded in January 2022 in connection with certain amendments to the Securities Purchase Agreement. The subsequent tranches under the Securities Purchase Agreement will be available subject to our meeting certain conditions, including, among others, the Minimum Stock Price Condition and the Shareholder Approval Condition. As a result, the availability of future funding under the Securities Purchase Agreement is dependent on whether the Minimum Stock Price Condition and the Shareholder Approval Condition will be met at future tranche dates. Our annual general meeting at which our shareholders will vote for purposes of satisfying the Shareholder Approval Condition is expected to be held on May 18, 2022.  However, even if we satisfy the Shareholder Approval Condition, as of May 17, 2022, we have not met the Minimum Stock Price Condition for the third tranche; as a result, the third tranche and each subsequent tranche thereafter will not be available unless JGB waives the Minimum Stock Price Condition. To date, we have funded our operations through equity and debt offerings and through payments from licensors. We believe that our current cash and cash equivalents are only sufficient to fund our operating expenses into the fourth quarter of 2022 and this raises substantial doubt about our ability to continue as a going concern. These factors individually and collectively indicate that a material uncertainty exists that may cast significant doubt about our ability to continue as a going concern within one year from the date of the issuance of the unaudited condensed consolidated financial statements filed herewith. Our future viability is dependent on our ability to raise additional capital to finance our future operations. We have an active ATM program and can potentially raise funds through equity or debt offerings.  The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit our ability to pay dividends or make other distributions to shareholders. We may receive future milestone payments from licensors but that is dependent on achieving certain regulatory or commercial milestones that may never happen. We may seek additional funding through public or private financings, debt financing or collaboration agreements. The inability to obtain funding, as and when needed, would have a negative impact on our financial condition and ability to pursue our business strategies. If we are unable to obtain the required funding to run our operations and to develop and commercialize our product candidates, we could be forced to delay, reduce or eliminate some or all of our research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of our product candidates. However, there is no assurance that we will be successful in raising funds, closing a collaboration agreement, obtaining sufficient funding on terms acceptable to us, or if at all, which could have a material adverse effect on our business, results of operations and financial conditions.

Our business is subject to economic, political, regulatory and other risks associated with international operations.

Our business is subject to risks associated with conducting business internationally. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, increase of interest rates, or political instability in particular economies and markets;

•differing regulatory requirements for drug approvals;

•	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
•	potentially reduced ability to obtain, maintain, protect and enforce intellectual property rights and other proprietary rights;
•

difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•changes in regulations and customs, tariffs and trade barriers;

•changes in currency exchange rates of the euro, U.S. dollar and Swiss franc and currency controls;

•changes in a specific country's or region's political or economic environment;

•trade protection measures, import or export licensing requirements or other restrictive actions by governments;

•differing reimbursement regimes and price controls in certain international markets;

•negative consequences from changes in tax laws;

•

compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of stock options granted under our employee stock plan;

•workforce uncertainty in countries where labor unrest is more common than in the United States;

•

litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct;

•

litigation resulting from claims against us by third parties, including claims of breach of noncompete and confidentiality provisions of our employees' former employment agreements with such third parties;

•difficulties associated with staffing and managing international operations, including differing labor relations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from cyber-attacks, geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

In connection with the ongoing conflict between Russia and Ukraine, the U.S. government and other governments have imposed certain sanctions against Russia. The invasion of Ukraine by Russia and the retaliatory measures that have been taken, or could be taken in the future, by the United States and other countries have created global security concerns that could result in a broader regional conflict and otherwise have a lasting impact on regional and global economies or adversely affect our business, our supply chain or our collaborators. In addition, certain of the sites in our ongoing EDELWEISS 3 clinical trial are located in Ukraine. While our clinical trial sites in Ukraine continue to manage their patients, if political or civil conditions require it, our sites may need to delay or suspend clinical trial  activities.

Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

In the United States, the European Union, and other foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”), was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include:

•

an annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, which is apportioned among these entities according to their market share in certain government healthcare programs;

•

a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•

new requirements to report certain financial arrangements, including reporting “transfers of value” made or distributed to physicians, as defined by such law, and teaching hospitals and reporting investment interests held by such healthcare providers and their immediate family members;

•

an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and
•

establishment of a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services (“CMS”), to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act (“Tax Act”), included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. Thus, the ACA will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period that remained open from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and other litigation, and the healthcare reform measures of the Biden administration will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031, except for a temporary suspension from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Congress is considering additional health reform measures. These new laws may result in additional reductions in Medicare and other health care funding, which could have an adverse effect on our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Medicare Access and CHIP Reauthorization Act of 2015 ended the use of the statutory formula, also referred to as the Sustainable Growth Rate, for clinician payment and established a quality payment incentive program, also referred to as the Quality Payment Program. This program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models (“APMs”) and the Merit-based Incentive Payment System (“MIPS”). In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time, the full impact to overall physician reimbursement under the Medicare program as a result of the introduction of the Quality Payment Program remains unclear. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, including several recent Presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for products. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to drug pricing that seeks to implement several of the administration’s proposals. As a result, the U.S. Food and Drug Administration (the “FDA”) concurrently released a final rule and guidance in September 2020, providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, U.S. Department of Health and Human Services (“HHS”) finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. The implementation of the rule has been delayed until January 1, 2026. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinds the Most Favored Nation model interim final rule. Further, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In addition, Congress is considering additional health reform measures. Additionally, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. However, we expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize any of our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press release dated May 17, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: May 17, 2022	By:	/s/ Brian O’Callaghan
		Name	Brian O’Callaghan
		Title:	Chief Executive Officer